VIA EDGAR

May 19, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Coventry Health Care, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-16477

Dear Mr. Rosenberg:

This letter is the response of Coventry Health Care, Inc. (“the Company,” “we,” or “our”) to the Staff's Comment Letter dated May 5, 2010, with regard to the above filing.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;
•	that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses are set forth below and are numbered to correspond to the numbering of the Staff's comments in its Comment Letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 21

Comment Number 1

Please disclose the amount of change in estimate related to the prior periods for CMS risk adjustment revenue, CMS audit reserves, OIG audit reserves and other contract adjustments and performance based revenue recorded to results of operations for each period presented.

6705 Rockledge Drive • Suite 900 • Bethesda, MD  20817-1850
301-581-0600 • 800-843-7421

Mr. Jim B. Rosenberg
May 19, 2010

Response to Comment Number 1

CMS uses a risk adjustment model to determine premium payments to health plans and we estimate risk adjustment revenues based on the individual member diagnosis data (risk score) submitted to CMS.  CMS periodically performs audits and may seek return of premium payments made to us if risk adjustment factors are not properly supported by underlying medical record data.  We estimate and record reserves for CMS audits of risk adjustment revenue based on information available at the time the estimates are made.  On an annual basis, these prior year estimates are settled with CMS.  Since the CMS audit reserves are for a potential return of CMS risk adjustment revenue, these amounts are related.  As a result, we net these amounts when considering the significance of any change in estimates from period to period.

We develop our estimates for CMS risk adjustment revenue utilizing historical experience and predictive actuarial models as sufficient member risk score data becomes available over the course of each CMS plan year. All such estimated amounts are periodically updated as additional diagnosis code information is reported to CMS and adjusted to actual amounts when the ultimate adjustment settlements are either received from CMS or we receive notification from CMS of such settlement amounts. As a result of the variability of factors, including plan risk scores that determine such estimations, the actual amount of CMS’s risk adjustment revenue could be more or less than our estimates. Consequently, our estimate of our risk scores for any period and our accrual of settlement premiums related thereto, may result in favorable or unfavorable adjustments to our premium revenue and, accordingly, our profitability.

A regular element of our revenue estimation process is the examination of actual results and if appropriate, the modification of assumptions and inputs related to the process based upon past experience as well as current changes to CMS regulations. We estimate our audit reserves for this risk adjustment revenue based on prior audit history, the historical nature and level of findings, and changes in CMS requirements, which affect our prior estimates.

The amount of change in estimate related to prior periods for CMS risk adjustment revenue, CMS and OIG audit reserves for the 12-month periods ended December 31, 2007, 2008 and 2009 are as follows (dollars in thousands):

	2007	2008	2009
CMS risk adjustment revenue	$20,100	$6,000	$28,000
CMS audit reserves	-	1,000	(14,200)
Net CMS risk adjustment revenue	20,100	7,000	13,800
OIG audit reserves	4,000	9,600	4,700
Total change in estimate related to prior period	$24,100	$16,600	$18,500

Total operating revenues	$9,694,200	$11,734,200	$13,903,500
Pretax income	$963,200	$571,900	$504,600

Change in estimate as a percent of total operating revenues	0.2%	0.1%	0.1%
Change in estimate as a percent of pretax income	2.5%	2.9%	3.7%
Change in estimate between periods as a percent of pretax income	n/a	1.3%	0.4%

Other contractual or performance based adjustments were not included in the table above as they are even less significant for all periods presented.

We have not included this tabular disclosure in our Form 10-K filing since we believe that the amount of change in estimate related to prior periods is a normal on-going component of our results of operations and is not significant to the overall financial statements.  Additionally, the variation in the total change in estimate between periods was not significant.  Therefore, we believe that there is no need to modify our existing disclosures.

If the change in estimate becomes significant in future periods, we will disclose them.

Mr. Jim B. Rosenberg
May 19, 2010

Goodwill, Other Intangible Assets and Other Long-Lived Assets

Goodwill, page 25

Comment Number 2

For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise disclosure to include the following:

a.	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
b.	Amount of goodwill allocated to each reporting unit;
c.	Description of how the key assumptions in the impairment analysis were determined;
d.
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

e.	Description of potential events and / or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one, or that no reporting units are at risk, please revise to disclose this information.

Response to Comment Number 2

The Company advises the Staff that the estimated fair values of our reporting units were substantially in excess of their carrying amounts and therefore not at risk of failing step one of the impairment test.  The fair value of the reporting unit that was closest to its carrying value exceeded by 25%, or $165 million of that reporting unit’s carrying value.  The fair value of all other reporting units was in excess of this 25% minimum compared to carrying value.

In addition, the Company notes that none of our reporting units failed the annual impairment test and we currently believe that no reporting units are at risk of failing an impairment test.  In future filings, when we believe no reporting units are at risk, we will include the following disclosure:

“We believe that the fair value of our reporting units are substantially in excess of their carrying amounts and not at risk of failing step one of the annual impairment test in the near term.”

Comment Number 3

On page 48, you state that the aggregate fair values of the reporting units when compared to the market capitalization were representative of market views when applying a reasonable control premium.  Please tell us how the control premium was determined, and elaborate on the propriety of such amount.

Response to Comment Number 3

The Company advises the Staff that as an overall test of the reasonableness of the estimated fair values of the reporting units, the Company compared the aggregate fair values of its reporting units to its market capitalization.  We reconciled the aggregate fair value of our reporting units to our market capitalization, the difference of which is generally referred to as an implied “control premium.” We collected data on historical control premiums that resulted from business combinations over the past five years, including business combinations within our industry, and concluded that our implied control premium of 43% as of October 1, 2009, was reasonable. Additionally, we noted that the market conditions and related volatility that existed leading up to the valuation date was an important factor to consider as control premiums can rise during these times. All of this research was evaluated and resulted in our conclusion that the estimated fair value of our reporting units was reasonable.

We trust that our letter has addressed the Staff's comments. If you have any questions regarding our response, please contact the undersigned at (301) 581-5729 or Mr. John J. Ruhlmann, Senior Vice President and Corporate Controller, at (301) 581-5867.

Very truly yours,

/s/ John J. Stelben

John J. Stelben
Interim Chief Financial Officer and Treasurer